Naim Statham

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Philadelphia, Pennsylvania, United States · Contact info

Big Boys Kitchen & Restaurant

Experience

Owner
Big Boys Kitchen & Restaurant
Jul 2019 – Present · 2 yrs 5 mos

American Soulfood Restaurant

Co-Owner
Verve-S Micromobility
Jul 2018 – Present · 3 yrs 5 mos

Real Estate Investor
N & K INVESTMENTS CORP
Feb 2018 – Present · 3 yrs 10 mos